UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

GASTAR EXPLORATION INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

36729W202

(CUSIP Number)

Monica J. Shilling
Proskauer Rose LLP
2049 Century Park East, Suite 3200
Los Angeles, California 90067
Tel: (310) 557-2900
Fax: (310) 557-2193

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 20, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36729W202

1.	Names of Reporting Persons AF V Energy I AIV B1, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 45,623,125 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 45,623,125 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 45,623,125 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 18.6% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 36729W202

1.	Names of Reporting Persons ACOF Investment Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 130,348,267 (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 130,348,267 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 130,348,267 (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 44.4% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 36729W202

1.	Names of Reporting Persons Ares Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 130,348,267 (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 130,348,267 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 130,348,267 (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 44.4% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 36729W202

1.	Names of Reporting Persons Ares Management Holdings L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 130,348,267 (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 130,348,267 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 130,348,267 (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 44.4% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 36729W202

1.	Names of Reporting Persons Ares Holdco LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 130,348,267 (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 130,348,267 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 130,348,267 (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 44.4% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 36729W202

1.	Names of Reporting Persons Ares Holdings Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 130,348,267 (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 130,348,267 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 130,348,267 (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 44.4% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 36729W202

1.	Names of Reporting Persons Ares Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 130,348,267 (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 130,348,267 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 130,348,267 (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 44.4% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 36729W202

1.	Names of Reporting Persons Ares Management GP LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 130,348,267 (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 130,348,267 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 130,348,267 (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 44.4% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 36729W202

1.	Names of Reporting Persons Ares Partners Holdco LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 130,348,267 (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 130,348,267 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 130,348,267 (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 44.4% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

Explanatory Note

This Amendment No. 4 (this “Amendment No. 4”) to the statement on Schedule 13D amends and supplements the statement on Schedule 13D filed by the Reporting Persons on March 8, 2017 (as amended by Amendment No. 1 filed by the Reporting Persons on March 23, 2017, Amendment No. 2 filed by the Reporting Persons on May 4, 2017 and Amendment No. 3 filed by the Reporting Persons on May 25, 2017, the “Original Schedule 13D”, and together with this Amendment No. 4, the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 4 have the meanings given to them in the Original Schedule 13D.

Item 2.  Identity and Background

Item 2 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a) This statement is being filed jointly by (i) AF V Energy I AIV B1, L.P., (ii) ACOF Investment Management LLC (“ACOF”), (iii) Ares Management LLC, (iv) Ares Management Holdings L.P. (“Ares Management Holdings”), (v) Ares Holdco LLC (“Ares Holdco”), (vi) Ares Holdings Inc. (“Ares Holdings”), (vii) Ares Management, L.P. (“Ares Management”), (viii) Ares Management GP LLC (“Ares Management GP”), and (ix) Ares Partners Holdco LLC (“Ares Partners”) (collectively, the “Reporting Persons”). The Reporting Persons have entered into a joint filing agreement, dated as of March 8, 2017, a copy of which has been filed as Exhibit 99.1.

(b) The address of the principal office of each of the Reporting Persons and the Board Members (as defined below) is c/o Ares Management LLC, 2000 Avenue of the Stars, 12th Floor, Los Angeles, California 90067.

(c) The Reporting Persons are either holding companies without operations, or are principally engaged in the business of investment management and investing in securities.  The manager of the Purchasers (as defined in Item 5 of the Original Schedule 13D) is ACOF. The sole member of ACOF is Ares Management LLC. The sole member of Ares Management LLC is Ares Management Holdings and the general partner of Ares Management Holdings is Ares Holdco. The sole member of Ares Holdco is Ares Holdings, whose sole stockholder is Ares Management. The general partner of Ares Management is Ares Management GP, and the sole member of Ares Management GP is Ares Partners.  Ares Partners is managed by a board of managers, which is composed of Michael Arougheti, Ryan Berry, R. Kipp deVeer, David Kaplan, Michael McFerran, Antony Ressler and Bennett Rosenthal (collectively, the “Board Members”).  Mr. Ressler generally has veto authority over Board decisions. The present principal occupation of each of the Board Members is as follows: Michael Arougheti, Director, Chief Executive Officer and President of Ares Management GP and Co-Founder of Ares Management; Ryan Berry, Partner, Chief Marketing and Strategy Officer of Ares Management GP; R. Kipp deVeer, Director and Partner of Ares Management GP; David Kaplan, Director and Partner of Ares Management GP and Co-Founder of Ares Management; Michael McFerran, Partner, Chief Operating Officer and Chief Financial Officer of Ares Management GP; Antony Ressler, Chairman of Ares Management GP and Co-Founder of Ares Management; Bennett Rosenthal, Director and Partner of Ares Management GP and Co-Founder of Ares Management.

Each of the Reporting Persons (other than AF V Energy I AIV B1, L.P., with respect to the shares held directly by it), the Board Members and the other directors, officers, partners, stockholders, members and managers of the Reporting Persons expressly disclaims beneficial ownership of the shares of Common Stock, as defined in Rule 13d-3.

(d) During the last five years, none of the Reporting Persons or the Board Members have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or the Board Members have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Reporting Persons is organized in the State of Delaware.  Each of the Board Members is a citizen of the United States.

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

The Issuer, certain subsidiary guarantors of the Issuer, AF V Energy I Holdings, L.P., an investment vehicle managed by Ares Management LLC (“Holdings”), and Wilmington Trust, National Association, as the administrative agent under the Term Loan (as defined in the Original Schedule 13D), entered into Amendment No. 4 and Limited Waiver to Credit Agreement (the “Waiver”) on June 29, 2018.  The Issuer filed the Waiver with the Securities and Exchange Commission on Form 8-K on July 6, 2018.  Pursuant to the Waiver, the Issuer, among other things, agreed to, and to cause its advisors to, negotiate in good faith (the “Negotiation Commitment”) with Holdings and its advisors with respect to the repayment or other satisfaction of the Issuer’s indebtedness under the Convertible Notes (as defined in the Original Schedule 13D) and the Term Loan.  The Reporting Persons and their affiliates hold all of the indebtedness outstanding under the Convertible Notes and the Term Loan.  In connection with the Negotiation Commitment, the Reporting Persons intend to engage in discussions with management and the Issuer’s board of directors (the “Board”) concerning a potential material strategic transaction involving the Issuer which would, if consummated, have one or more of the results specified in clauses (a) through (j) of Item 4.

On July 20, 2018, the Reporting Persons delivered a non-binding preliminary term sheet (the “Term Sheet”) to the Issuer contemplating several options with respect to a potential restructuring transaction (the “Restructuring Transaction”) involving the Issuer.  The Reporting Persons currently are engaged in discussions with the Issuer’s management, the Board and/or other stakeholders and persons with respect to the Term Sheet and/or other strategic transactions that, if consummated, would have one or more of the results specified in clauses (a) through (j) of Item 4.  As the Reporting Persons delivered the Term Sheet for discussion and exploratory purposes only and, accordingly, no response to it has yet been received, there can be no assurance that any Restructuring Transaction will occur, or that the structure or terms of any such Restructuring Transaction, if it occurs, will not change materially from the structure and terms contemplated in the Term Sheet and summarized below. The transactions contemplated by the Term Sheet are subject to a number of contingencies and uncertainties including, without limitation, the completion of due diligence by the Reporting Persons, negotiation of terms satisfactory to the Reporting Persons, and the execution of definitive documentation.  Further, certain of the transactions contemplated by the Term Sheet would involve consensual transactions with third-parties and/or be subject to the receipt of approvals (which approvals may or may not be obtained), and could be further contingent on the satisfaction of certain conditions (including various third-party consents) and various other matters outside of the control of the Reporting Persons and the Issuer.  The Reporting Persons reserve the right to change their intention with respect to any and all matters referred to in this Item 4 at any time, including, without limitation, as set forth in the Term Sheet.

The Term Sheet contemplates that the Restructuring Transaction would be effected through either:  (i) A sale (a “Sale”) of the Issuer’s business pursuant to (A) an out-of-court marketing and sale process or (B) a court-approved sale (an “In-Court Sale”) following the commencement of cases under chapter 11 of title 11 of the United States Bankruptcy Code (“Chapter 11 Cases”), followed by a plan of liquidation providing for the distribution of excess proceeds of the In-Court Sale and the distribution of any and all remaining assets not sold in such In-Court Sale. The Term Sheet provides a set of proposed milestones for the implementation of the Sale, which, if not timely satisfied, would potentially trigger the implementation of the Traditional Plan (as defined below).  (ii) If (A) any of the milestones contemplated in connection with the Sale are not timely satisfied, (B) it is not reasonably likely that the Sale will be satisfactorily implemented or (C) certain other events occur, the Term Sheet contemplates that the Issuer would, if not already commenced in connection with an In-Court Sale, commence Chapter 11 Cases and the Restructuring Transaction would be implemented through a balance sheet restructuring of the Issuer (the “Traditional Plan”).

The Term Sheet provides that proceeds from any Sale or any related subsequent liquidation of assets will be used to pay all claims of creditors of the Issuer (including, without limitation, the Reporting Persons’ claims pursuant to the Convertible Notes and the Term Loan) prior to any distribution to the holders of Common Stock or the preferred stock issued by the Issuer.  In addition, if a Sale is not consummated and instead the Traditional Plan is pursued (including, among other possible reasons, because the Sale is not reasonably expected to yield net proceeds sufficient to satisfy the Reporting Persons’ claims pursuant to the Convertible Notes and the Term Loan and, as a result, the Reporting Persons elect to cause the Issuer not to pursue a Sale), the Term Sheet contemplates that the holders of Convertible Notes would be exchanged for 100% of the new common stock of the reorganized business of the Issuer and that all existing Common Stock and preferred stock issued by the Issuer would be cancelled and extinguished.  In addition, the Term Sheet contains certain other customary terms and conditions for transactions of the type contemplated by the Term Sheet.

If the Issuer commences Chapter 11 Cases, the Purchasers (as defined in the Original Schedule 13D), who are affiliates of the Reporting Persons, anticipate that the Issuer will obtain superpriority debtor-in-possession financing (the “DIP Facility”). The Purchasers have indicated that they could provide a DIP Facility that would refinance all obligations under the Term Loan and otherwise contain provisions (including prepayments, covenants and events of default) customary for superpriority debtor-in-possession financings.

The foregoing summary of the Term Sheet does not purport to be complete and is qualified in its entirety by reference to the text of the Term Sheet, which is attached hereto as Exhibit 10 and incorporated in this Item 4 by reference.

Under the terms of the Securities Purchase Agreement entered into on February 16, 2017 among the Issuer and the Purchasers, the Purchasers are entitled to appoint two members of the Board.  On May 2, 2017, the Purchasers appointed Mr. Nathan W. Walton and Mr. Ronald D. Scott to serve as directors on the Board.  Effective July 20, 2018, Mr. Walton and Mr. Scott resigned from the Board.  The Purchasers intend to appoint two independent members of the Board to fill the vacancies resulting from these resignations.

In addition to the foregoing, the Reporting Persons review on a continuing basis their investment in the Issuer. Based on such review, one or more of the Reporting Persons, individually or in the aggregate, from time to time, may acquire, or cause to be acquired, through open market purchases, privately negotiated agreements or otherwise, additional securities or assets of the Issuer or its subsidiaries, dispose of, or cause to be disposed, securities of the Issuer or its subsidiaries, enter into or unwind hedging or other derivative transactions with respect to securities of the Issuer or its subsidiaries, form joint ventures with the Issuer or its subsidiaries, pledge their interest in securities of the Issuer or its subsidiaries as a means of obtaining liquidity or as credit support for loans for any purpose, or formulate other purposes, plans or proposals regarding the Issuer, its subsidiaries or any of their respective securities or assets, in light of the Reporting Persons’ investment mandates and the general investment and trading policies of the Reporting Persons, the Issuer’s business and prospects, financial condition and operating results, general market and industry conditions or other factors.  Notwithstanding anything contained in this Schedule 13D, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters.  In addition, the Reporting Persons and their representatives and advisers may communicate with the Board and management of the Issuer or its subsidiaries concerning the types of transactions disclosed in this paragraph or elsewhere in this Item 4, including but not limited to the acquisition of equity securities of, or assets from, the Issuer or its subsidiaries or a restructuring transaction involving the Issuer. In addition, the Reporting Persons may exercise any and all of their rights in a manner consistent with their direct and indirect equity interests, contractual rights and restrictions and other duties, if any. If the Reporting Persons were to acquire additional equity of the Issuer or convert the Convertible Notes into Common Stock, the Reporting Persons’ ability to influence the management, the Board or the policies of the Issuer may increase. Furthermore, from time to time the Reporting Persons and their representatives and advisers may communicate with each other, the Board and with other security holders, industry participants and other interested parties concerning the Issuer and/or any of the other matters set forth in this Item 4. These potential actions, purchases and/or communications could involve one or more of the events referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. While there is no guarantee that any such actions, purchases and/or communications will develop or occur, if the Reporting Persons were to acquire additional equity of the Issuer or convert the Convertible Notes into Common Stock, the Reporting Persons’ ability to influence the management, the Board or the policies of the Issuer may increase.  In addition, because the Purchasers hold the right to designate two directors to the Board, the Reporting Persons may have influence over the Issuer’s corporate activities, which may relate, without limitation, to the Issuer’s capitalization and the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as set forth in this Schedule 13D, none of the Reporting Persons presently has any additional plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The information set forth in Item 6 of the Original Schedule 13D is incorporated by reference in its entirety into this Item 4.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended to add the following:

The beneficial ownership disclosed on the cover pages of this Schedule 13D includes shares of Common Stock that may be issued upon the conversion of the Convertible Notes, and reflects 115,410 shares held by Mr. Walton, which represents shares granted to Mr. Walton in his capacity as a director of the Issuer. Pursuant to the policies of the Reporting Persons, Mr. Walton holds these securities as a nominee on behalf of, and for the sole benefit of, the Reporting Persons and has assigned to Ares Management LLC all economic, pecuniary and voting rights in respect of such securities.  The ownership percentages reported in this Schedule 13D are based on an aggregate of 220,105,332 shares of Common Stock outstanding as of May 7, 2018 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on May 10, 2018.

Item 7. Material to be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended to add the following exhibits:

Exhibit 10	Preliminary Term Sheet, dated as of July 20, 2018

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 20, 2018

AF V ENERGY I AIV B1, L.P.

	By:	ACOF Investment Management LLC,
Its Manager

/s/ Naseem Sagati Aghili
		By:	Naseem Sagati Aghili
		Its:	Authorized Signatory

ACOF INVESTMENT MANAGEMENT LLC

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES MANAGEMENT LLC

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES MANAGEMENT HOLDINGS L.P.

By:	ARES HOLDCO LLC
Its General Partner

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES HOLDCO LLC

/s/ Naseem Sagati Aghili
By:	Naseem Sagati Aghili
Its:	Authorized Signatory

ARES HOLDINGS INC.

/s/ Naseem Sagati Aghili
By:	Naseem Sagati Aghili
Its:	Authorized Signatory

ARES MANAGEMENT, L.P.

By:	ARES MANAGEMENT GP LLC
Its General Partner

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES MANAGEMENT GP LLC

/s/ Naseem Sagati Aghili
By:	Naseem Sagati Aghili
Its:	Authorized Signatory

ARES PARTNERS HOLDCO LLC

/s/ Naseem Sagati Aghili
By:	Naseem Sagati Aghili
Its:	Authorized Signatory

EXHIBIT INDEX

Exhibit 1*

Securities Purchase Agreement by and among the Issuer and the Purchasers, dated as of February 16, 2017 (incorporated by reference to Exhibit 10.1 to the current report on Form 8—K of the Issuer filed on February 7, 2017).

Exhibit 2*

Amendment No. 1 to Securities Purchase Agreement by and among the Issuer and the Purchasers, dated as of March 3, 2017 (incorporated by reference to Exhibit 10.2 to the current report on Form 8—K of the Issuer filed on March 7, 2017).

Exhibit 3*

Registration Rights Agreement by and among the Issuer and the Purchasers, dated as of March 3, 2017 (incorporated by reference to Exhibit 4.3 to the current report on Form 8—K of the Issuer filed on March 7, 2017).

Exhibit 4*	Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.1 to the current report on Form 8—K of the Issuer filed on February 7, 2017).

Exhibit 5*

Indenture, dated as of March 3, 2017, among the Issuer and Wilmington Trust, National Association, as Trustee and Collateral Agent (incorporated by reference to Exhibit 4.1 to the current report on Form 8—K of the Issuer filed on February 7, 2017).

Exhibit 6*

First Supplemental Indenture, dated as of March 21, 2017, among the Issuer and Wilmington Trust, National Association, as Trustee and Collateral Agent (incorporated by reference to Exhibit 4.2 to the current report on Form 8-K of the Issuer filed on March 22, 2017)

Exhibit 7*

Securities Purchase Agreement by and among the Issuer and the Purchasers, dated as of March 20, 2017 (incorporated by reference to Exhibit 10.1 to the current report on Form 8-K of the Issuer filed on March 22, 2017).

Exhibit 8*

Amendment to Registration Rights Agreement by and among the Issuer and the Purchasers, dated as of March 21, 2017 (incorporated by reference to Exhibit 4.4 to the current report on Form 8—K of the Issuer filed on March 22, 2017).

Exhibit 9*

Certificate of Designation of the Special Voting Preferred Stock of the Issuer, dated as of March 21, 2017 (incorporated by reference to Exhibit 3.1 to the current report on Form 8—K of the Issuer filed on March 22, 2017).

Exhibit 10	Preliminary Term Sheet, dated as of July 20, 2018

Exhibit 99.1*	Joint Filing Agreement, dated as of March 7, 2017, by and among the Reporting Persons.

* Previously filed